FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

April 27, 2006

Commission File Number 33-79548

EURO DISNEY S.C.A.

(Translation of registrant’s name into English)

Immeubles Administratifs

Route Nationale 34

77144 Chessy

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒  Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐      No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐      No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EURO DISNEY S.C.A.

Reports First Half 2006 Results

Six Months Ended March 31, 2006

•             Revenues are Down 1% Compared to the Prior Year Period, Reflecting the Timing of the Easter Vacation Period

•             Higher Net Loss is due to the Easter Vacation Shift and € 58.9 Million in Prior Year Financial Gains from the Restructuring

•             Buzz Lightyear Laser Blast®, the First Attraction from the Group’s New Investment Program, Opened Successfully April 8, 2006

•             Due to a Strong Easter Vacation Period in April 2006, Year-to-Date Attendance and Occupancy Have Now Recovered to Prior Year Levels

(Marne-la-Vallée, April 27, 2006), Euro Disney S.C.A. (the “Company”) reported today the results for its consolidated group (the “Group”), which includes Euro Disney Associés S.C.A. (“EDA”) operator of Disneyland Resort Paris, for the first six months (“First Half”) of fiscal year 2006, which ended March 31, 2006.  The Group’s results reflect the seasonality of the Resort segment, with the First Half of the fiscal year typically generating less revenues than the second half.

As was disclosed in the Group’s first quarter revenues announcement, the results for the First Half 2006 have been adversely affected in comparison to the prior year due to the timing of the Easter vacation period, which for the current year is in April, while Easter was in March of the prior year.  Revenues decreased 1.4% to € 467.4 million for the First Half 2006 versus the prior year period.  Both theme park attendance and hotel occupancy were lower, reflecting the Easter calendar shift, while spending per hotel room decreased, reflecting the discounting of room rates for certain vacation packages. Real estate development revenues increased versus the prior year period due to higher residential land sales.

The reduction in revenues affected the operating margin, before depreciation and amortisation, which decreased from € 21.6 million to € 12.9 million. Net loss for the First Half 2006 totalled € 101.8 million, an increase from the prior year period loss of € 29.8 million, reflecting financial gains in 2005 that resulted from the Group’s legal and financial restructuring (the “Restructuring”) as well as the shift in the timing of the Easter vacation period.

Adoption of International Financial Reporting Standards:

The Group adopted International Financial Reporting Standards (“IFRS”) as of the beginning of fiscal year 2006.  A transition report detailing the impact of the implementation on the Group’s opening balance sheet in IFRS and the restatement of fiscal year 2005 financial statements in IFRS was available to the shareholders for the Annual General Meeting of the Company and has been included in the Group’s Reference Document published on April 21, 2006 under the number R. 06-034.  This transition report has also been posted on the Group’s website at www.eurodisney.com. All prior year figures provided for comparative purposes in this press release have been restated from French accounting principles (“French GAAP”) to conform to IFRS, and are presented as “Pro Forma IFRS”.

The major impact of IFRS on the results for First Half 2005 is the recognition of financial gains from the modification of debt that resulted from the Restructuring.  See Exhibit 5 to this release for a reconciliation of the prior-year income statement under French GAAP to IFRS.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	First Half		Variance
(€ in millions, unaudited)	2006	2005 Pro-forma IFRS	Amount	%

Revenues	467.4	474.1	(6.7)	(1.4)%

Costs and expenses	(528.5)	(525.3)	(3.2)	0.6%

Operating margin	(61.1)	(51.2)	(9.9)	19.3%

Gains from debt modifications (1)	—	58.9	(58.9)	n/m

Other net financial charges	(41.4)	(37.0)	(4.4)	11.9%

Income from equity investments	0.2	—	0.2	n/m

Loss before Taxes	(102.3)	(29.3)	(73.0)	n/m

Income tax benefit (expense)	0.5	(0.5)	1.0	n/m

Net Loss	(101.8)	(29.8)	(72.0)	n/m

Net Loss attributable to:
Equity holders of the parent	(83.6)	(24.5)	(59.1)	n/m
Minority interests	(18.2)	(5.3)	(12.9)	n/m

(1) Financial gains from the Restructuring.

OPERATING MARGIN BEFORE DEPRECIATION AND AMORTISATION

	First Half		Variance
(€ in millions, unaudited)	2006	2005 Pro-forma IFRS	Amount	%

Operating Margin	(61.1)	(51.2)	(9.9)	19.3%

Plus: Depreciation and amortisation (“D&A”)	74.0	72.8	1.2	1.6%

Operating Margin Before D&A (1)	12.9	21.6	(8.7)	(40.3)%
As a percentage of Revenues	2.8%	4.6%

(1)

While management believes that Operating Margin before depreciation and amortisation is a useful tool for evaluating performance, it is not a measure of financial performance defined under IFRS, and should not be viewed as a substitute for operating margins, net income / (loss) or operating cash flow in evaluating the Group’s financial results.

OPERATING STATISTICS

The following table provides information regarding the key operating indicators of the Group:

	First Half		Variance
	2006	2005	Amount	%

Theme Park attendance (in millions) (1)	5.5	5.7	(0.2)	(3.5)%

Theme Park spending per guest (2) (in €)	42.5	42.4	0.1	0.2%

Hotel occupancy rate (3)	78.0%	79.9%	—	(1.9	)ppt

Hotel total spending per room (4) (in €)	169.0	169.7	(0.7)	(0.4)%

(1)              Theme Park attendance is recorded on a “first click” basis, meaning that a person visiting both parks in a single day is counted as only one visitor.

(2)              Average daily admission price and spending on food, beverage and merchandise and other services sold in the Theme Parks, excluding VAT.

(3)              Average daily rooms sold as a percentage of total room inventory (total room inventory is approximately 5,800 rooms).

(4)              Average daily room price and spending on food, beverage and merchandise and other services sold in hotels, excluding VAT.

The attendance decrease reflects primarily the timing of the Easter vacation period, which was in the First Half of fiscal year 2005, while occurring in the second half of fiscal year 2006.

The decrease in occupancy also reflects primarily the timing of the Easter vacation period, as well as reduced group business.

Due to a strong Easter vacation period in April 2006, both year-to-date attendance and occupancy have now recovered to the prior year levels.

Discussion of Components of Operating Results:

REVENUES BY SEGMENT

Revenues of the Group were generated from the following sources:

	First Half		Variance
(€ in millions, unaudited)	2006	2005 Pro-forma IFRS	Amount	%

Theme Parks	237.0	245.6	(8.6)	(3.5)%
Hotels and Disney Village	183.6	186.6	(3.0)	(1.6)%
Other	31.3	32.2	(0.9)	(2.8)%
Resort Segment	451.9	464.4	(12.5)	(2.7)%

Real Estate Segment	15.5	9.7	5.8	59.8%

Total Revenues	467.4	474.1	(6.7)	(1.4)%

Resort Segment revenues decreased 2.7% to € 451.9 million from € 464.4 million in the prior year, reflecting primarily the timing of the Easter vacation period.

Theme Parks revenues decreased 3.5% to € 237.0 million from € 245.6 million in the prior year, reflecting a 3.5% reduction in attendance, while Hotels and Disney Village revenues decreased 1.6% to € 183.6 million from € 186.6 million in the prior year, reflecting a 1.9 ppt decrease in hotel occupancy and a 0.4% decrease in average daily guest spending per room.  Other Revenues, which primarily include participant sponsorships, transportation and other travel services sold to guests, decreased over the prior year by € 0.9 million to € 31.3 million.

Real Estate Segment revenues increased from the prior year due to increased land sales of residential property primarily near the Resort’s golf course.

COSTS AND EXPENSES

Costs and expenses of the Group were composed of:

	First Half		Variance
(€ in millions, unaudited)	2006	2005 Pro-forma IFRS	Amount	%

Direct operating costs (1)	324.8	323.3	1.5	0.5%
Marketing and sales expenses	53.5	52.3	1.2	2.3%
General and administrative expenses	50.1	50.0	0.1	0.2%
Depreciation and amortisation	74.0	72.8	1.2	1.6%
Royalties and management fees	26.1	26.9	(0.8)	(3.0)%
Total Costs and Expenses	528.5	525.3	3.2	0.6%

(1)         Includes operating wages and employee benefits, cost of sales for merchandise and food and beverage, transportation services and real estate land sales and other costs such as utilities, maintenance, renovation expenses, insurance and operating taxes.

Costs and expenses for the First Half 2006 increased 0.6%, reflecting modest growth in direct operating costs, marketing and sales, depreciation and amortisation and general and administrative expenses, partially offset by reduced royalties and management fees.  Included in direct operating costs is € 9.3 million and € 5.7 million for the cost of land sold during the First Half 2006 and 2005, respectively.  Excluding these costs, total costs and expenses were down € 0.4 million between First Half 2006 and the prior year period, reflecting the Group’s ongoing cost containment efforts.

GAINS FROM DEBT MODIFICATIONS

Gains from debt modifications in fiscal year 2005 reflect the income statement recognition of the  difference between the fair values of the modified debt and the related carrying values.  The carrying values exceeded the fair values primarily due to interest rate concessions and forgiveness from the 1994 financial restructuring.  Under IFRS, these benefits are recognized over the life of the related debt.  Because the related debt was significantly modified in 2005, it was treated as having been extinguished and replaced with new loans, which resulted in the recognition of the gains.

OTHER NET FINANCIAL CHARGES

Other net financial charges were composed of:

	First Half		Variance
(€ in millions, unaudited)	2006	2005 Pro-forma IFRS	Amount	%

Financial income	2.3	1.7	0.6	35.3%
Financial expense	(43.7)	(38.7)	(5.0)	12.9%
Other Net Financial Charges	(41.4)	(37.0)	(4.4)	11.9%

Other net financial charges increased over the prior year period due to a higher effective interest rate on the Group’s debt.

INCOME FROM EQUITY INVESTMENTS

Income from equity investments for the First Half 2006 came primarily from the Group’s joint venture with a French restaurant company, Groupe Flo, to operate a wholesale food and beverage purchasing service, which both venture partners use to negotiate food and beverage purchases for their respective operations.

NET LOSS

The increase in net loss reflects financial gains of € 58.9 million in 2005 that resulted from the Restructuring and the shift in the timing of the Easter vacation period from the First Half in 2005 to the second half of fiscal year 2006.

MINORITY INTERESTS

As a result of the Restructuring, substantially all of the Company’s assets and liabilities were contributed in 2005 to an 82% owned subsidiary, EDA.  Subsidiaries of The Walt Disney Company (“TWDC”) own the remaining 18% of EDA.  Accordingly, the income statement reflects an allocation of 18% of the losses from EDA’s consolidated net results to TWDC subsidiaries for all of the First Half 2005 and 2006.

Cash Flows and Liquidity:

Cash and cash equivalents decreased by € 87.4 million from the prior year end to € 199.9 million as of March 31, 2006. Specifically, this decrease in cash and cash equivalents resulted from:

- Cash Flows used in Operating Activities	€(19.7	) million
- Cash Flows used in Investing Activities	€(67.6	) million
- Cash Flows used in Financing Activities	€(0.1	) million

Cash flows used in operating activities totalled € 19.7 million compared to € 96.0 million of cash flows used in the First Half 2005, reflecting the prior-year payment of the royalties and management fees for fiscal year 2004, previously deferred by TWDC, as well as previously deferred interest on certain of the loans from the Caisse des Dépots et Consignations, both of which were paid upon completion of the Restructuring.

Cash flows used in investing activities totalled € 67.6 million, an increase of € 48.6 million from the First Half 2005 that primarily reflects capital expenditures related to the projects associated with the € 240 million multi-year development plan approved as part of the Restructuring.

Cash flows used in financing activities totalled € 0.1 million and related to payments of a capital lease obligation. During the First Half 2005, the Group raised € 253.3 million of gross proceeds from the Company’s equity rights offering, net of € 15.6 million of commissions and other equity raising costs paid to third-party financial institutions and advisors.  Additionally, the Group repaid  € 115.3 million in debt, including € 94.9 million paid from debt security and other deposits.

As of March 31, 2006, the Group had cash and cash equivalents of € 199.9 million, including € 49.1 million belonging to the consolidated financing companies.  Based on existing cash, liquidity from the undrawn € 150.0 million line of credit from TWDC, and provisions for the unconditional and conditional deferral of certain royalties and management fees and interest charges pursuant to the Restructuring, management believes the Group has adequate cash and liquidity for the foreseeable future, subject to the Group’s compliance with its debt agreements as discussed below.

The Group has covenants under its debt agreements that limit its investment and financing activities. Beginning with fiscal year 2006, the Group must meet financial performance covenants that will necessitate operating margin growth from, among other things, the impact of the Group’s multi-year investment program discussed below. If revenue growth were not sufficient, the Group would have to appropriately reduce operating costs and/or curtail a portion of planned capital expenditures (outside those contained in the multi-year investment program). The Group could also seek assistance from TWDC or other parties as permitted under the loan agreements. While there can be no assurance that revenue growth, or abatement of operating costs or capital expenditures would be sufficient or that assistance would be available on acceptable terms, the Group currently anticipates that it will meet the covenant requirements through one or more of these means.

New Investment Program:

On April 8, 2006, the Group opened Buzz Lightyear Laser Blast® in Discoveryland at the Disneyland Park.  Buzz Lightyear Laser Blast® is an interactive ride adventure featuring Buzz Lightyear and characters inspired by the Walt Disney Pictures presentation of the Pixar Animation Studios film, Toy Story 2. Buzz enlists guests to help him in the fight against the evil Emperor Zurg. Boarding a space cruiser, the guests spin, twist and turn their way through the galaxy while shooting at Zurg’s bad toy forces with on-board blasters. With each target hit, guests accumulate points that help them rise through the ranks of Buzz Lightyear’s elite squadron and help save the toy universe.

Beginning with fiscal year 2007, new additions are planned in the Walt Disney Studios Park. First, an exciting new land consisting of multiple new attractions, Toon Studios, is scheduled to open. Toon Studios will be followed by the extremely popular and iconic Tower of Terror, scheduled to open in fiscal year 2008.

These attractions are designed to add to the appeal and capacity of Disneyland Resort Paris, further enhancing the core guest experience and driving attendance and occupancy growth as well as increases in guest spending. Total capital spending for the fiscal year 2005 through 2009 attraction program is budgeted at approximately € 240 million, of which approximately € 76.5 million has been incurred through March 31, 2006.

New Marketing and Sales Initiatives:

The Group recently completed a pan-European research study of its principal markets.   From this research, the Group has gained key insights, enabling it to identify more efficient means of reaching target markets and developing resort offers tailored to the interests of key consumer segments.    The Group’s research indicates that offering a more simple and flexible pricing system should help to improve the value perception of the resort, which has led to the development of clearer and simpler pricing grids for the Group’s summer 2006 sales brochure.  The Group has also developed new product offers and programs that its research indicates should be attractive to the targeted customer bases.

Addressing the results, Karl L. Holz, Chairman and Chief Executive Officer of Euro Disney S.A.S., said:

“Due to a strong Easter vacation period in April, our results to date reflect stable revenues and good cost containment.  The local Ile de France traffic, including visitation from the Paris tourist market, has been challenging at certain times this year, possibly impacted by social unrest during key periods.

With the launch of the popular and highly repeatable Buzz Lightyear Laser Blast®, as well as some innovative offers, we are working to attract more local visitors for the critical summer season, while continuing to target increased visitation from all of our markets.”

Press Contact

Investor Relations

Pieter Boterman	Sandra Picard-Ramé
Tel: +331 64 74 59 50	Tel: +331 64 74 58 55
Fax: +331 64 74 59 69	Fax: +331 64 74 56 36
e-mail : pieter.boterman@disney.com	e-mail : sandra.picard.rame@disney.com

Corporate Communication

Jeff Archambault
Tel: +331 64 74 59 50
Fax: +331 64 74 59 69
e-mail : jeff.archambault@disney.com

Next Scheduled Release: Third Quarter Revenues in mid-July 2006

Additional Financial Information can be found on the internet at www.eurodisney.com

Code ISIN:	FR0000125874	Code Reuters:	EDL.PA
Sicovam:	12 587	Code Bloomberg:	EDL FP

Euro Disney S.C.A. and its subsidiaries operate Disneyland Resort Paris which includes: Disneyland Park, Walt Disney Studios Park, seven themed hotels with approximately 5,800 rooms (excluding 2,374 additional third-party rooms located on the site), two convention centres, Disney Village, a dining, shopping and entertainment centre, and a 27-hole golf facility.  The Group’s operating activities also include the management and development of the 2,000-hectare site, which currently includes approximately 1,000 hectares of undeveloped land.  Euro Disney’s shares are listed and trade on Euronext Paris.

Attachments:                       Exhibit 1 — Summary Consolidated Balance Sheets

                                                                                               Exhibit 2 — Summary Consolidated Statements of Cash Flows

                                                                                               Exhibit 3 — Reconciliation of Shareholders’ Equity and Minority Interests

                                                                                               Exhibit 4 — Reconciliation of Borrowings

                                                                                               Exhibit 5 — Reconciliation of First Half 2005 Income Statement under French GAAP and IFRS

Management believes certain statements in this press release may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are made on the basis of management’s views and assumptions regarding future events and business performance as of the time the statements are made.  Actual results may differ materially from those expressed or implied.  Such differences may result from actions taken by the Company, as well as from developments beyond the Company’s control, including changes in political or economic conditions.  Other factors that may affect results are identified in the Company’s documents filed with the U.S. Securities and Exchange Commission.

SIGNATURES

                                                Pursuant to the requirements of the Securities Exchange Act of 1934, Euro Disney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO DISNEY S.C.A.
By the Management Company (Gerant) Euro Disney S.A.S.

Date: April 27, 2006

	By:	/s/ KYLE BRADSHAW
Name: Kyle BRADSHAW
Title: Finance Vice President
Controller and Chief Accounting Officer